SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) <u>November 14, 2006</u>

<u>Petroleum Development Corporation</u>
(Exact Name of Registrant as Specified in Charter)

<u>Nevada</u>	<u>0-7246</u>	<u>95-2636730</u>
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

<u>103 East Main Street; Bridgeport, WV   26330</u>
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   <u>304-842-3597</u>

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

<u>no change</u>
(Former Name or Former Address, if Changed Since Last Report)

Item 7.01.   Regulation FD Disclosure

Steven R. Williams, Chairman and CEO, Darwin L. Stump, CAO, and Richard McCullough, CFO and Treasurer, will conduct a conference call on November 14, 2006, for a discussion of the Third Quarter 2006 Financial and Operating Results. The transcript of the slide presentation and an Adobe PDF file of the slides are attached herein as Exhibit 99.1.

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

The Exhibit is filed herewith as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Petroleum Development Corporation

Date: November 14, 2006

By: /s/ Richard W. McCullough
           Richard W. McCullough
           Chief Financial Officer